UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Toyota Auto Body Co., Ltd.

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Toyota Motor Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Toyota Motor Corporation Attn: Takahiko Ijichi 1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571, Japan Phone: +81-565-28-2121

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit Number
99.1	English translation of a Notice regarding Making Toyota Auto Body Co., Ltd. into a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange, as filed by the registrant with the Tokyo Stock Exchange on July 13, 2011.

99.2	English translation of the Share Exchange Agreement, which was entered into between Toyota Motor Corporation and Toyota Auto Body Co., Ltd. on July 13, 2011.

Item 2.	Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Toyota Motor Corporation submitted to the Securities and Exchange Commission, written irrevocable consent and power of attorney on Form F-X dated July 13, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Takahiko Ijichi
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

Date: July 13, 2011